June 26, 2020

To Whom It May Concern:

Company Name: Toyota Motor Corporation

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

First Section of Tokyo Stock Exchange and

Nagoya Stock Exchange)

Name and Title of Contact Person:

Kaname Shimizu, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Completion of Payment for the Disposition of Treasury Stock

under the Restricted Stock Compensation Plan

We hereby inform that, as of today, the payment for the Disposition of Treasury Stock under the restricted stock compensation plan resolved at the meeting of the board of directors held on June 11, 2020 has been completed as follows. Please see “Notice Concerning the Disposition of Treasury Stock under the Restricted Stock Compensation Plan” dated on June 11, 2020 for detailed information on this matter.

Outline of the Disposition of Treasury Stock

(1) Class and number of shares to be disposed	80,900 shares of Common stock of Toyota Motor Corporation (“TMC”)

(2) Disposal price	7,094 yen per share

(3) Total value of the disposal	573,904,600 yen

(4) Allottee of Shares	Members of the Board of Directors and the part of the Operating Officers of TMC
	Transfer restriction period	Number of allottees	Number of shares
	50 years	7	77,500 shares

	3 years	2	3,400 shares

(5) Payment date	June 26, 2020

(Note) With the completion of payment, the shelf registration subject to the Disposition of Treasury Stock registered on May 12, 2020 will be promptly withdrawn.

End of document